Ex 99.1

Qutoutiao Inc. Announces a Change to Board of Directors

SHANGHAI, September 16, 2019 -- Qutoutiao Inc. (“Qutoutiao” or the “Company”) (NASDAQ: QTT), a leading operator of mobile content platforms in China, today announced a change to its Board of Directors (the “Board”).

Effective immediately on September 13, 2019, the first anniversary of Qutoutiao’s listing on Nasdaq, Mr. Shaoqing Jiang ceased to be a Director, an Audit Committee member and a Compensation Committee member. Following this change, the Board’s Audit Committee and Compensation Committee are now composed of independent directors only, namely Mr. Feng Li and Mr. James Jun Peng. As a foreign private issuer, the Company is permitted under the Nasdaq Stock Market Rules to rely on home country practice with respect to its board and committee composition. The composition of the Audit Committee and Compensaton Committee following this change is in full compliance with the corporate governance requirements under the laws of the Cayman Islands, the Company’s home country.

The current composition of Qutoutiao’s Board and its committees is as follows:

Directors

Eric Siliang Tan	Chairman of the Board of Directors and Chief Executive Officer
Lei Li	Vice Chairman and Director
Feng Li	Independent director
James Jun Peng	Independent director
Yongbo Dai	Director
Jianfei Dong	Director and co-president
Jingbo Wang	Director and co-chief financial officer
Oliver Yucheng Chen	Director and chief strategy officer

Audit Committee

Feng Li	Chaiman of the Audit Committee
James Jun Peng	Member of the Audit Committee

Compensation Committee

James Jun Peng	Chaiman of the Compensation Committee
Feng Li	Member of the Compensation Committee

Nominating and Corporate Governance Committee

Eric Siliang Tan	Chairman of the Nominating and Corporate Governance Committee
Feng Li	Member of the Nominating and Corporate Governance Committee
James Jun Peng	Member of the Nominating and Corporate Governance Committee

About Qutoutiao Inc.

Qutoutiao Inc. operates innovative and fast-growing mobile content platforms in China with a mission to bring fun and value to its users. The eponymous flagship mobile application, Qutoutiao, meaning “fun headlines” in Chinese, applies artificial intelligence-based algorithms to deliver customized feeds of articles and short videos to users based on their unique profiles, interests and behaviors. Qutoutiao has attracted a large group of loyal users, many of whom are from lower-tier cities in China. They enjoy Qutoutiao’s fun and entertainment-oriented content as well as its social-based user loyalty program. Launched in May 2018, Midu Novels is a pioneer in offering free literature supported by advertising and has grown rapidly to become a leading player in the online literature industry. The Company will continue to bring more exciting products to users through innovation, and strive towards creating a leading global online content ecosystem.

For more information, please visit: https://ir.qutoutiao.net.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Statements that are not historical facts, including statements about Qutoutiao's beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in Qutoutiao's filings with the SEC. All information provided in this press release is as of the date of this press release, and Qutoutiao does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Qutoutiao Inc.

Investor Relations

Tel: +86-21-6858-3790

E-mail: ir@qutoutiao.net

The Piacente Group, Inc.

Jenny Cai

Tel: +86-10-6508-0677

E-mail: qutoutiao@tpg-ir.com

In the United States:

Qutoutiao Inc.

Oliver Yucheng Chen

E-mail: oliver@qutoutiao.net

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail:  qutoutiao@tpg-ir.com